Medico International Inc.
2885 Sanford Avenue SW #35726
Grandville, Michigan 49418

Via EDGAR

December 18, 2015

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:            Larry Spirgel

Re:               Medico International Inc.
Registration Statement on Form S-1/A, Amendment No. 2
File No. 333-208050

Dear Mr. Spirgel:

Medico International Inc. (the “Company”) hereby requests that the above-captioned registration statement become ordered effective at 4:00 pm EST on Tuesday, December 22, 2015, or as soon as practicable thereafter.

The Company hereby authorizes Paul A. Krulisky to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Medico International Inc.

By:	/s/ Daniel Liew
Dr. Daniel Liew
Chief Executive Officer